September 10, 2008
By EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: William Thompson and Robert Babula
Re:	LiveWorld, Inc. Form 10-K for the Year Ended December 31, 2007 File No. 0-26657
Dear Messrs. Thompson and Babula:
     On behalf of LiveWorld, Inc., (the “Company”)we are responding to your comment in your letter dated August 28, 2008, requesting that the Company amend its filing “to explicitly state that [its] principal executive and principal financial officers concluded [its] disclosure controls and procedures were effective as of the end of the period covered by the report.” We advise you that today the Company has filed an Amendment No. 1 to Form 10-K for the Year Ended December 31, 2007 (the “Form 10-K”), pursuant to which the Company has amended its disclosure in Item 9A of the Form 10-K to explicitly include the conclusions of its principal executive and principal financial officers that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the report.
     Please direct your questions or comments to me at (650) 565-3599. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (650) 493-6811. Thank you for your assistance.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
John Turner
cc:	David Houston, Chief Financial Officer of LiveWorld, Inc. Page Mailliard, Partner, Wilson Sonsini Goodrich & Rosati